

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 24, 2016

Via E-mail
Marc M. Hazout
President and Chairman
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

> **Re:** **SusGlobal Energy Corp.**
> **Registration Statement on Form S-4**
> **Filed January 28, 2016**
> **File No. 333-209143**

Dear Mr. Hazout:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm to us that the Delaware corporation to be formed in the redomestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosures as appropriate.

2. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Please note that we may have comments after we review these materials.

3. Please provide a discussion of the material federal income tax consequences of the domestication. Please refer to Item 3(k) and Item 4(a)(6) of Form S-4. If appropriate, file an

opinion supporting the tax matters and consequences described. Please refer to Item 601(b)(8) of Regulation S-K.

General

4. Please include risk factor disclosure regarding limitations on your shareholders ability to call a special meeting.

5. Please provide risk factor disclosure regarding your recent net losses.

Business, page 47

6. Please revise this section to include a more detailed discussion of your business as contemplated by Item 101(h)(4) of Regulation S-K.

7. Your risk factor on page 14 implies that you have patents and/or or patent applications pending. Please identify each material patent, disclose its duration, name the owner of the patent, and describe your rights in the patent. For any material patent applications, please disclose the jurisdictions where the applications are outstanding and the expected expiration dates if the applications are granted. Please specify any intellectual property which is not covered by a patent.

8. Please disclose the number of employees, including the executive officers, for the Company. Please see Item 101(h)(4)(xii) of Regulation S-K.

9. Please provide the disclosures required by Item 103 of Regulation S-K.

10. Please provide the disclosures required by Item 104 of Regulation S-K.

Management and Corporate Governance, page 49

11. We note your disclosure that board of directors currently consists of four directors. However, you have only identified three directors. Please revise.

12. Please provide the disclosures required by Item 401(f) of Regulation S-K.

Executive Compensation, page 52

13. Please revise to include a Summary Compensation Table consistent with Item 402(n) of Regulation S-K.

14. We note your disclosure in footnote (1). When compensation is paid in foreign currency, the values in the table should reflect the US dollar equivalent as of the payment date. Please see Instruction 2 of Item 402(n) of Regulation S-K.

15. Please provide the information required by Item 402(p) of Regulation S-K.

16. We note your disclosure on page 35 that 8,500,000 common shares of the company were issued to certain directors, officers and individuals who assisted in the capital raising. These stock issuances do not appear to be reflected in your Summary Compensation Table. Please advise.

Director Compensation Policy, page 54

17. Please provide the information required by Item 402(r) of Regulation S-K.

Related Party Transactions, page 54

18. We note your disclosure that your CEO has loaned $11,087 to the company. Please describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms. Please file the loan agreement as an exhibit. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

19. We note your disclosure that you have incurred $21,433 in rent paid to a company controlled by a director and president. Please expand your disclosure regarding the related party lease to disclose the identity of the related party that the company leases office space from and the other material terms of the lease arrangement. Please file the lease agreement as an exhibit.

Accounting Treatment of the Domestication, page 59

20. Your disclosures on page 4 indicate that there will be a change in par value in the shares of SusGlobal Energy Delaware. Please address the impact of this change as well.

Financial Statements

General

21. Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

Financial Statements for the Period Ended September 30, 2015

Note 7. Intangible Asset, page 8

22. In regards to your agreement with Syngas SDN BHD, we note that you have been provided an exclusive license to use Syngas Intellectual Property for a period of five years for

consideration of $1. Please disclose if you have any other obligations under this agreement which may explain why the consideration is so minimal.

Note 14. Subsequent Events, page 11

23. Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 850-10-50-1.

Financial Statements for the Years Ended December 31, 2014 and December 31, 2013

Statements of Cash Flows, page 5

24. You have reflected net assets acquired on amalgamation in your determination of cash flows from operating activities which has resulted in you generating cash flows from operations during the year ended December 31, 2014. Given that this appears to have been a noncash transaction, it is not clear how you determined this presentation was appropriate. Please advise. Refer to ASC 230-10-50.

Note 6. Amalgamation, page 8

25. You indicate that the amalgamation represented an asset purchase at fair value in consideration of the issuance of shares by the amalgamated company. Please further clarify in your disclosures what the fair value of the consideration issued in this transaction was determined to be, how you made this determination of fair value, and how you allocated this fair value to the assets acquired and liabilities assumed. Refer to ASC 805-50-30.

Exhibits and Financial Statement Schedules, page 61

Exhibit 10.1, page 61

26. Please tell us why this agreement refers to Silver Dragon Resources Inc. in the header.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia-Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David B. Manno (*via e-mail*)
    Sichenzia Ross Friedman Ference LLP